Filed by InMed Pharmaceuticals Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InMed Pharmaceuticals Inc.

Commission File No.: 333-297234

Date: September 9, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of May 19, 2026 (as may be amended from time to time, the “Merger Agreement”), by and among InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (“InMed”), Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of InMed (the “First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of InMed (the “Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) the First Merger Sub will merge with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of InMed (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into the Second Merger Sub, with the Second Merger Sub surviving such merger (the “Second Merger” and, together with the First Merger, the “Merger”).

On September 9, 2026, InMed published the following communication:

NASDAQ: INM c/o Norton Rose Fulbright Canada LLP Suite 1800-510 West Georgia St. Vancouver, BC, Canada V6B 0M3 Tel: +1.604.669.7207 Email: info@inmedpharma.com www.inmedpharma.com

InMed Reports Full Year Fiscal 2026 Financial Results and Provides Corporate Update

Vancouver, British Columbia – September 9, 2026 – InMed Pharmaceuticals Inc. (“InMed” or the “Company”) (Nasdaq: INM), a pharmaceutical company focused on developing a pipeline of proprietary small molecule drug candidates for diseases with high unmet medical needs, today reported financial results for its fiscal year ended June 30, 2026.

The Company’s full financial statements and related MD&A for the fiscal year ended June 30, 2026, are available at www.inmedpharma.com, www.sedarplus.com and www.sec.gov.

“This has been an important year for InMed as we position InMed for its next phase through the proposed merger with Mentari Therapeutics, Inc.,” commented Eric A. Adams, InMed President and CEO.

“The additional $200 million private placement announced by Mentari brings the expected aggregate pre-closing financing to approximately $490 million and further strengthens the combined company as we work toward completing the transaction by the end of the calendar year 2026. In parallel, we remain focused on maximizing the potential value of our legacy pharmaceutical programs for InMed shareholders through a Contingent Value Rights (“CVR”) structure, including pursuing strategic opportunities for INM-901, INM-089 and INM-755.”

Corporate Update

Proposed Merger with Mentari Therapeutics

In May 2026, InMed entered into a definitive merger agreement with Mentari Therapeutics, Inc. (“Mentari”), a privately held biotechnology company developing next-generation therapies for migraine prevention. Upon closing of the proposed merger (the “Merger”), the combined company is expected to operate as Mentari Therapeutics, Inc. and trade on the Nasdaq Capital Market under the ticker symbol “MTRI”. The combined company will focus on advancing Mentari’s pipeline of migraine prevention therapies.

In May 2026, in connection with the Merger, Mentari announced an oversubscribed $290 million private placement. In July 2026, Mentari announced an additional $200 million private placement from existing and new investors, increasing the expected aggregate gross proceeds from the pre-closing financing to approximately $490 million. The expanded financing is expected to extend the combined company’s cash runway into 2029 and through Phase 2a readouts for each of Mentari’s two PACAP-targeted lead programs, as well as support the clinical development of Mentari’s broader migraine prevention pipeline.

In July 2026, InMed filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission in connection with the Merger that includes a preliminary proxy statement/prospectus of InMed and a management information circular and subsequently announced an amendment to the merger agreement that, among other matters, clarified the sequencing of certain transactions, the impact of the pre-closing financing on the exchange ratio and the intended tax treatment of the Merger. The Form S-4 has not yet become effective. After the Form S-4 is declared effective, InMed will mail a definitive proxy statement/prospectus and management information circular to its shareholders and to Mentari’s stockholders.

The Merger remains on track to close in the fourth quarter of calendar year 2026, subject to the satisfaction or waiver of customary closing conditions, including approval by InMed shareholders and Mentari stockholders and the effectiveness of the Form S-4.

InMed Pharmaceutical Assets

InMed continues to pursue strategic opportunities for its legacy pharmaceutical development programs, including INM-901 for Alzheimer’s disease, INM-089 for dry age-related macular degeneration and INM-755 for dermatology. Under the terms of the proposed transaction, legacy InMed shareholders are expected to receive CVRs related to the potential future monetization of these programs.

During the fiscal year, InMed continued to advance the development and transaction readiness of INM-901. The Company recently conducted a pre-Investigational New Drug (“IND”) meeting with the U.S. Food and Drug Administration (“FDA”) for the INM-901 program and is integrating FDA feedback into drug development planning. InMed also continues to engage with potential strategic parties regarding opportunities to acquire or license INM-901, INM-089 and/or INM-755.

Discontinued Operations

During the fiscal year, a decision was made to discontinue the operations of InMed’s wholly owned subsidiary, BayMedica, LLC (“BayMedica”). As of June 30, 2026, BayMedica had wound down all of its operating activities, as well as terminated its commercial lease at the end of August 2026. BayMedica’s financial results are presented as discontinued operations in the Company’s consolidated financial statements.

Financial Commentary

For the fiscal year ended June 30, 2026, the Company recorded a net loss of$12.9 million, compared with a net loss of $8.2 million for the previous fiscal year.

Research and development expenses were $3.0 million for the fiscal year ended June 30, 2026, compared with $2.8 million for the fiscal year ended June 30, 2025. The increase in research and development expenses was primarily due to an increase in external contractors and personnel costs.

General and administrative expenses were $6.7 million for the fiscal year ended June 30, 2026, compared with $5.4 million for the fiscal year ended June 30, 2025. The increase was primarily due to increased corporate legal expenses and personnel costs, partially offset by a decrease in patent related expenses and investor relations expenses.

For the fiscal year ended June 30, 2026, BayMedica, which is presented as discontinued operations, recorded sales of $3.2 million compared with $5.0 million for the fiscal year ended June 30, 2025.

As of June 30, 2026, the Company had cash, cash equivalents and short-term investments of $2.2 million.

Table 1. Consolidated Balance Sheet

(Expressed in US Dollars)

	June 30,	June 30,
	2026	2025
	$	$
ASSETS
Current
Cash and cash equivalents	2,194,413	10,743,430
Short-term investments	39,670	43,384
Prepaids and other current assets	241,296	319,547
Held for sale equipment	20,000	-
Current assets of discontinued operations	181,327	1,760,918
Total current assets	2,676,706	12,867,279

Non-Current
Property, equipment and ROU assets, net	221,037	992,199
Intangible assets, net	-	1,620,562
Other assets	132,324	100,000
Total Assets	3,030,067	15,580,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,843,327	1,230,845
Current portion of lease obligations	-	435,507
Current liabilities of discontinued operations	111,733	173,438
Total current liabilities	1,955,060	1,839,790

Non-current
Lease obligations, net of current portion	-	305,755
Total Liabilities	1,955,060	2,145,545
Commitments and Contingencies (Note 11)

Shareholders’ Equity
Common shares, no par value, unlimited authorized shares: 5,339,436 and 2,002,186 as of June 30, 2026 and June 30, 2025, respectively, issued and outstanding	94,282,698	91,221,174
Additional paid-in capital	36,894,146	39,322,644
Accumulated deficit	(130,230,406)	(117,237,892)
Accumulated other comprehensive income	128,569	128,569
Total Shareholders’ Equity	1,075,007	13,434,495
Total Liabilities and Shareholders’ Equity	3,030,067	15,580,040

Table 2. Consolidated Statement of Operations

(Expressed in US Dollars)

	June 30,	June 30,
	2026	2025
	$	$
Operating Expenses
Research and development	3,028,473	2,821,202
General and administrative	6,661,372	5,414,525
Amortization and depreciation	205,271	210,443
Loss on disposal of equipment	7,136	-
Impairment of equipment	189,225	-
Impairment of intangible assets	1,457,926	-
Foreign exchange loss	58,009	28,471
Total operating expenses	11,607,412	8,474,641

Other Income (Expense)
Interest and other income	244,971	155,882
Finance expense	(10,700)	(371,549)
Loss from continuing operations before taxes	(11,373,141)	(8,690,308)

Income tax expense	-	-
Net loss from continuing operations	(11,373,141)	(8,690,308)

Discontinued operations:
Income (Loss) from discontinued operations	(1,187,709)	528,175
Income tax benefit	-	-
Income (Loss) from discontinued operations	(1,187,709)	528,175

Net Loss	(12,560,850)	(8,162,133)

Deemed dividends	(431,664)	-
Net loss attributable to common shareholders	(12,992,514)	(8,162,133)

Net loss per share for the year
Basic and diluted:
Continuing operations	(2.84)	(8.90)
Discontinued operations	(0.29)	0.54

Net loss per share attributable to Common Stockholders – basic and diluted	(3.12)	(8.36)
Weighted average outstanding common shares
Basic and diluted	4,163,598	975,895

Table 3. Consolidated Statements of Cashflows

Expressed in US Dollars

	June 30,	June 30,
	2026	2025
Cash used in:	$	$

Operating Activities
Net loss	(12,560,850)	(8,162,133)
Items not requiring cash:
Amortization and depreciation	205,271	212,839
Share-based compensation	106,866	119,307
Amortization of right-of-use assets	503,085	321,885
Loss on disposal of fixed assets	7,136	-
Impairment of fixed assets	189,225	-
Impairment of intangible assets	1,457,926	-
Interest income received on short-term investments	(1,073)	-
Unrealized foreign exchange loss	7,151	75,894
Changes in operating assets and liabilities:
Prepaids and other currents assets	83,038	166,256
Other non-current assets	(32,324)	-
Accounts payable and accrued liabilities	618,679	(220,017)
Lease obligations	(745,529)	(429,880)
Operating cash flow used by discontinued operations	1,517,886	(183,543)
Total cash used in operating activities	(8,643,513)	(8,099,392)

Investing Activities
Sale of short-term investments	41,340	42,270
Purchase of short-term investments	(41,340)	(42,270)
Total cash used in investing activities	-	-

Financing Activities
Proceeds from the sale of pre-funded warrants	-	5,024,891
Proceeds from the private placement	231,675	8,130,299
Share issuance costs	(137,179)	(883,978)
Total cash provided by financing activities	94,496	12,271,212
Increase (decrease) in cash and cash equivalents during the period	(8,549,017)	4,171,820
Cash and cash equivalents beginning of the year	10,743,430	6,571,610
Cash and cash equivalents end of the year	2,194,413	10,743,430

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	-	-
Interest	-	-

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deemed dividends	431,664	-
Fixed asset reclassified to held for sale equipment	20,000
Recognition of Right-of-use asset and corresponding operating lease	-	187,223
Preferred investment options to its placement agent	-	281,810
Fair value of warrant modification recorded as equity issuance	-	116,482

About InMed

InMed Pharmaceuticals is a pharmaceutical company focused on developing a pipeline of proprietary small molecule drug candidates targeting the CB1/CB2 receptors. InMed’s pipeline consists of three separate programs in the treatment of Alzheimer’s, ocular and dermatological indications. For more information, visit www.inmedpharma.com.

Investor Contact:

Colin Clancy

Vice President, Investor Relations

and Corporate Communications

T: +1.604.416.0999

E: ir@inmedpharma.com

Cautionary Note Regarding Forward-Looking Information:

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information is based on management’s current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Without limiting the foregoing, forward-looking information in this news release includes, but is not limited to, statements regarding the proposed merger with Mentari, including the anticipated timing and completion of the merger and other contemplated transactions; the expected aggregate proceeds from the pre-closing financing; the expected cash runway of the combined company; the potential future monetization of INM-901,INM-089 and INM-755; the Company’s efforts to identify strategic opportunities for INM-901, INM-089 and INM-755; the expected nature, focus and operations of the combined company following the merger; and the integration of comments from a pre-IND meeting with the FDA for INM-901.

With respect to the forward-looking information contained in this news release, InMed has made numerous assumptions regarding, among other things: the ability to obtain all necessary regulatory approvals on a timely basis, or at all; the satisfaction or waiver of the conditions to the completion of the proposed merger with Mentari, including the receipt of required shareholder and stockholder approvals; and continued economic and market stability. While InMed considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors that could cause InMed’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. A complete discussion of the risks and uncertainties facing InMed’s stand-alone business is disclosed in InMed’s Annual Report on Form 10-K, as may be updated from time to time by InMed’s Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission available at www.sec.gov.www.sec.gov

All forward-looking information herein is qualified in its entirety by this cautionary statement, and InMed disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Without limiting the foregoing, this communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in connection with any private placement or other financing by Mentari or InMed. Any such securities have not been and will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an applicable exemption therefrom.

Important Additional Information About the Merger and Where to Find It

In connection with the proposed merger, InMed has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus of InMed and a management information circular and will file other relevant documents with the SEC and applicable Canadian securities regulators. The Form S-4 has not yet become effective. After the Form S-4 is declared effective, InMed will mail a definitive proxy statement/prospectus and management information circular to its shareholders and to Mentari’s stockholders. INVESTORS AND SECURITYHOLDERS OF INMED AND MENTARI ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE MERGER AND RELATED MATTERS. Investors and securityholders may obtain free copies of these documents (when available) through the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca, or from InMed at inmedpharma.com/investors.

Participants in the Solicitation

InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed’s shareholders and Mentari’s stockholders in connection with the proposed merger. Information regarding InMed’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in InMed’s most recent annual report on Form 10-K and its other filings with the SEC and on SEDAR+. Additional information regarding the participants and their interests is or will be contained in the proxy statement/prospectus and management information circular and other relevant materials filed or to be filed with the SEC and Canadian securities regulators. These documents may be obtained free of charge as described above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the proposed merger with Mentari, including the anticipated timing and completion of the merger and other contemplated transactions; the expected aggregate proceeds from the pre-closing financing; the expected cash runway of the combined company; the potential future monetization of INM-901 and INM-089; the Company’s efforts to identify strategic opportunities for INM-901 and INM-089; the expected nature, focus and operations of the combined company following the merger; and the pursuit and timing of a pre-IND meeting with the FDA for INM-901. Words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “potential,” “will” and similar expressions identify forward-looking statements. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the risk that the merger may not be completed on the anticipated timeline or at all; the failure to obtain the required InMed shareholder and Mentari stockholder approvals or to satisfy other closing conditions, including effectiveness of the registration statement on Form S-4; the risk that any concurrent financing is not completed on the expected terms or at all; risks relating to the redomestication, reverse stock split and Nasdaq continued-listing requirements; risks inherent in preclinical and clinical development, the regulatory review and approval process and commercialization of product candidates; and the other risks described in InMed’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulators, including the Form S-4 and the proxy statement/prospectus and management information circular relating to the merger. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on them as predictions of future events. Except as required by law, neither InMed nor Mentari undertakes any obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction

In connection with the proposed merger, InMed has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus of InMed and a management information circular and will file other relevant documents with the SEC and applicable Canadian securities regulators. The Form S-4 has not yet become effective. After the Form S-4 is declared effective, InMed will mail a definitive proxy statement/prospectus and management information circular to its shareholders and to Mentari’s stockholders. INVESTORS AND SECURITYHOLDERS OF INMED AND MENTARI ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT INMED, MENTARI, THE MERGER AND RELATED MATTERS. Investors and securityholders may obtain free copies of these documents (when available) through the SEC’s website at www.sec.gov, on SEDAR+ at www.sedarplus.ca, or from InMed at inmedpharma.com/investors.

Participants in the Solicitation

InMed, Mentari and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InMed’s shareholders and Mentari’s stockholders in connection with the proposed merger. Information regarding InMed’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in InMed’s most recent annual report on Form 10-K and its other filings with the SEC and on SEDAR+. Additional information regarding the participants and their interests is or will be contained in the proxy statement/prospectus and management information circular and other relevant materials filed or to be filed with the SEC and Canadian securities regulators. These documents may be obtained free of charge as described above.